This **CONSULTING AGREEMENT** effective May 15, 2006

BETWEEN: **RESPONSE BIOMEDICAL CORP.**, a company incorporated in the Province of British Columbia and having an office at 100 – 8900 Glenlyon Parkway, Burnaby, BC V5J 5J8.

("Response")

AND: **MICHAEL GROVES**, of 840 Crooked Stick Drive, Mechanicsburg, PA 17050

(the "Consultant")

WITNESSES THAT WHEREAS:

Response is involved in the research and commercialization of cost-effective and market-driven point-of-care testing systems;

The Consultant has certain marketing and sales skills and expertise which Response wishes to engage; and

The Consultant is an independent contractor, engaged pursuant to a contract for services, and not an employee of Response.

THEREFORE in consideration of the recitals, the following representations and covenants and the payment of one dollar made by each party to the other, the receipt and sufficiency of which is acknowledged by each party, the parties agree on the following terms:

1. ENGAGEMENT AND DURATION

1.1. Response hereby engages the services of the Consultant and the Consultant hereby accepts such engagements and agrees to perform the services to the best of his ability and in accordance with the terms and conditions of this Agreement.

1.2. Response shall engage the Consultant commencing on June 1, 2006 and terminating on July 15, 2006. (the "Termination Date").

1.3. The term of this Agreement may be extended with the written mutual agreement of the parties at any time.

2. DUTIES

2.1. The Consultant shall, pursuant to this Agreement, perform such duties as requested from time to time by the Chief Executive Officer.

2.2. The Consultant shall report directly to the Chief Executive Officer of Response. Upon the agreement of the Consultant, he may also report to such other person(s), as the Chief Executive Officer of Response shall direct from time to time.

2.3. The Consultant will, subject to the terms of this Agreement, comply promptly and faithfully with Response's reasonable instructions, directions, requests, rules and regulations.

3. **REMUNERATION AND BENEFITS**

3.1 **FEES**

3.1.1 For services requested by the Chief Executive Officer and provided by the Consultant and during the term of this Agreement, the Consultant will be paid an hourly rate for services in the amount of **$135 per hour**. The Consultant will maintain a record of the hours during which he provides service to Response, and present that to Response on or about the end of each calendar month until the expiration of this Agreement, and Response will satisfy the account as presented by payment to the Consultant within 7 days of the presentation of the account.

3.2 **OPTIONS**

3.2.1 In accordance with the terms, definitions and provisions of the 2005 Stock Option Plan (the "Plan") adopted by the Company, Response agrees to maintain options previously granted as follows:

Options	Date Issued	Issue Price	Expiry Date
250,000	October 22, 2004	$ .85	October 21, 2007

30,000 of these options were exercised April 19, 2006.

3.3. **REIMBURSEMENT OF EXPENSES**

3.3.1 Within 30 days of the presentation of receipts to Response by the Consultant, Response shall reimburse the Consultant for all reasonable expenses incurred by the Consultant in the performance of his duties pursuant to this Agreement.

4. **RESTRICTIVE COVENANTS**

4.1. **CONFIDENTIALITY**

4.1.1 The term "Confidential Information" means any and all information concerning any aspect of Response not generally known to persons other than those associated with Response including, but not limited to, clinical data, concepts, processes and techniques, trade secrets, business strategies and financial information. Response may disclose, in writing or orally, to the Consultant certain Confidential Information. These disclosures will be directed primarily to the subject of research and commercialization of quantitative lateral flow point-of-care testing systems for human, veterinary, food safety and environmental markets, but may also include proprietary and Confidential Information relating generally to development of RAMP.

4.1.2 The Consultant acknowledges and agrees that the Confidential Information is disclosed to the Consultant in the strictest confidence and any Confidential Information disclosed to the Consultant in any form whatsoever is and shall be considered confidential and proprietary information of Response.

4.1.3 Except as authorized by Response, the Consultant will not:

(a) duplicate, transfer or disclose nor allow any other person to duplicate, transfer or disclose any of the Confidential Information;

(b) use the Confidential Information without the prior written consent of Response; or

(c) incorporate, in the whole or in part, within any domestic or foreign patent application any proprietary or Confidential Information disclosed by Response.

4.1.4 The Consultant will safeguard all Confidential Information at all times so that it is not exposed to or used by unauthorized person(s), and will exercise at least the same degree of care used to protect the Consultant's own Confidential Information.

4.1.5 Any and all notes, diagrams, reports, notebook pages, memoranda, and like materials and chemical, and biological materials received from Response and any copies or excerpts thereof containing proprietary or Confidential Information will remain the property of Response and will, upon the request of Response, be promptly returned to Response.

4.1.6 The restrictive obligations set forth above shall not apply to the disclosure or use of any information which:

(a) is or later becomes publicly known under circumstances involving no breach of this Agreement by the Consultant;

(b) is already known to the Consultant at the time of receipt of the Confidential Information; or

(c) is lawfully made available to the Consultant by a third party.

4.1.7 No patent rights or licenses are granted by this Agreement. The disclosure of Confidential Information under this Agreement shall not result in any obligation for either party to grant any rights in its patent rights or Confidential Information, and no other obligations of any kind are assumed by or implied against either party, except for as stated in this Agreement.

4.1.8 The provisions of Section 4.2 shall survive the termination of this Agreement.

4.2. <u>DELIVERY OF RECORDS</u>

4.2.1 Upon the termination of the Consultant's engagement with the Company, the Consultant will deliver to the Company all books, records, lists, brochures and other property belonging to the Company or developed in connection with the business of the Company.

5. <u>OWNERSHIP OF WORK PRODUCT</u>

5.1 Any and all know-how, ideas, discoveries, inventions, improvements, formula, methods, processes, systems, plans and any other knowledge or information of a technical or scientific nature or of a business nature pertinent to Response's scientific or business interests whether protectable as industrial or intellectual property right or not, which the Consultant may conceive develop or acquire whether solely or jointly with any other party in furtherance of the engagement with Response will be the sole and exclusive property of Response; however, Response agrees to name the Consultant as the inventor on any patent applications made as a result of work performed by him under this Agreement, provided that all such patent applications are assigned to Response.

6. TERMINATION

6.1 Response may terminate its obligations under this Agreement upon a material breach or default of any term of this Agreement by Response if such material breach or default has not been remedied to the satisfaction of the Consultant within fifteen (15) working days after written notice of the material breach or default has been delivered by the Consultant to Response.

6.2 The Consultant may terminate its obligations under this Agreement:

(a) at any time by giving the Chief Executive Officer of Response 15 days notice in writing; and

(b) upon a material breach or default of any term of this Agreement by Response if such material breach or default has not been remedied to the satisfaction of the Consultant within fifteen (15) working days after written notice of the material breach or default has been delivered by the Consultant to Response.

6.3 The rights of Response and the Consultant under this section 6.0 are in addition to and not in derogation of any other remedies which may be available to the Company or the Consultant at law or in equity.

6.4 In the event of any dispute arising with respect to any matter relating to this Agreement, the matter in dispute shall be referred to a single arbitrator under the *Commercial Arbitration Act* then in effect in British Columbia.

7. WAIVER

7.1 No consent or waiver, express or implied, by any party to this Agreement of any breach or default by the other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party's performance or in the terms, covenants and conditions of this Agreement. The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party's right to assert such claim at any time thereafter.

8. NOTICES

8.1 Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered or mailed by registered mail, postage prepaid to the address of the parties set out on the first page of this Agreement, any notice shall be deemed to have been received if delivered, when delivered, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof. If normal mail service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by registered mail will not be deemed to be received until actually received and the party sending the notice shall utilize any other services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt thereof.

8.2 Each party to this Agreement may change its address for the purpose of this section by giving written notice of such change in the manner provided for in section 8.1.

9. APPLICABLE LAW

9.1 This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof. The parties hereto hereby submit to the jurisdiction of the courts of British Columbia.

10. SEVERABILITY

10.1 If any provision of this Agreement for any reason is declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including any such part, parts portion which may, for any reason, be hereafter declared invalid.

11. ENTIRE AGREEMENT

11.1 Other than the stock option agreement referred to in Section 3.2.1, this Agreement constitutes the entire agreement between the parties hereto. There are no representations or warranties, express or implied, statutory or otherwise other than set forth in this Agreement and there are no agreements collateral hereto other than as are expressly set forth or referred to herein. The Agreement cannot be amended or supplemented except by a written agreement executed by both parties hereto.

12. NON-ASSIGNABILITY

12.1 This Agreement shall not be assigned by either party to this Agreement without the prior written consent of the other party to this Agreement.

13. BURDEN AND BENEFIT

13.1 This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

14. TIME

14.1 Time is of the essence of this Agreement.

IN WITNESS WHEREOF the Subscriber has duly executed this subscription as of the date set out on the first page of this Agreement.

RESPONSE BIOMEDICAL CORP.

Authorized Signatory

MICHAEL GROVES